CM

SECUR 11018455 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTI Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 K. St. NW Suite 900
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Bogushefsky 202-312-9221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

111 South Calvert St.	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/18

OATH OR AFFIRMATION

I, Jeffrey C. Bogushefsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTI Capital Advisors, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Jennifer L. Sorregrona

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FTI CAPITAL ADVISORS, LLC

Financial Statements and Supplemental Information

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

FTI CAPITAL ADVISORS, LLC

Table of Contents

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
FTI Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of FTI Capital Advisors, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FTI Capital Advisors, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2011

FTI CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2010

Assets

Cash	$	3,635,723
Accounts receivable, net of allowance of $417		30,777
Prepaid expenses		8,333
Due from parent		10,371
Computer equipment and software at cost, net of accumulated depreciation of $12,175		872
Total assets	$	3,686,076

Liabilities and Member's Equity

Unearned income	$	462,640
Accrued expenses		204,806
Member's equity		3,018,630
Total liabilities and member's equity	$	3,686,076

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Operations

Year ended December 31, 2010

Professional advisory services revenue	$	4,684,370
Expenses:		
Employee compensation and related benefits		
Marketing and business development		626,649
Legal and professional fees		16,596
Bad debt expense		1,450
Depreciation of equipment		935
Travel and entertainment		29,295
Communications and data processing		3,236
Other expenses		2,418,468
Total expenses		3,096,629
Net income	$	1,587,741

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2010

Balance at January 1, 2010	$	1,430,889
Net income		157,741
Distributions		—
Balance at December 31, 2010	$	1,588,630

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2010

Operating activities:		
Net income	$	1,587,741
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		935
Changes in operating assets and liabilities		
Accounts receivable		87,467
Prepaid expenses		(539)
Unearned income		(139,073)
Accrued expenses		(982,992)
Due to/from parent		(901,005)
Net cash used in operating activities		(347,466)
Cash at beginning of year		3,983,189
Cash at end of year	$	3,635,723

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

FTI Capital Advisors, LLC (the Company) (formerly FTI Merger & Acquisition Advisors, LLC) was formed as a limited liability company on September 3, 2002 in the State of Maryland to act as a financial advisor and an investment bank for private and public companies. The Company is a wholly owned subsidiary of FTI Consulting, Inc. (FTI). FTI provides turnaround, corporate finance, restructuring, bankruptcy, and related consulting services. The Company obtains all of its management and administrative services from FTI (see note 2). Further, FTI provides financial support in the form of member equity contributions, when needed, to allow the Company to maintain compliance with regulatory net capital requirements and working capital to allow the Company to fund its operations and FTI intends to support the operations of the Company. In the absence of this significant direct support, the company would be required to seek alternative funding, which may not be available or curtail its operations. The Company will exist for an indefinite life unless sooner terminated in accordance with its membership agreement.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company does not engage in security trading activities, nor does the Company hold customer funds in its business activities.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Revenue Recognition

The Company derived its revenue from professional advisory services for the year ended December 31, 2010. Revenue generating activities are provided under "fixed fee" arrangements, "success fees" arrangements, the client agrees to pay a fixed-fee every month over the specified contract term. These contracts are for varying periods and generally permit the client to cancel the contract before the end of the term. The Company recognizes revenues for professional services rendered under these fixed-fee billing arrangements monthly over the specified contract term or, in certain cases, revenue is recognized on the proportional performance method of accounting based on the ratio of labor hours incurred to estimated total labor hours, which we consider to be the best available indicator of the pattern and timing in which such contract obligations are fulfilled. Revenue for success fee billing arrangements, is recorded when all services have been rendered, the provisions of the engagement have been achieved, the fees are fixed and determinable and collection is reasonably assured. Revenue for time and materials billing arrangements is recorded as work is performed and expenses are incurred.

(d) Accounts Receivable and Concentration of Risk

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to their net realizable value. The Company periodically

reviews individual customer account balances as well as the status of past-due receivables as part of its credit policy to determine the appropriate allowance for doubtful accounts. Accounts receivable are not collateralized. The Company charges off receivables deemed uncollectible to the allowance for doubtful accounts. In 2010, the Company had one client that represented 70% of total 2010 revenue. There were no account receivables outstanding from this client as of December 31, 2010.

(e) ***Computer Equipment and Software***

Computer equipment is stated at cost and depreciated using the straight-line method over an estimated useful life of three years.

(f) ***Income Taxes***

The Company is a limited liability company and as such is not subject to federal or state income taxes. Rather, the member is liable for any income taxes on the Company's profits. Therefore, a provision for income taxes is not included in the accompanying statement of operations. If the Company were required to record a provision for income taxes it would have been approximately $650,000.

(g) ***Fair Value of Financial Instruments***

The Company estimates the fair value of accounts receivable approximates carrying value due to the short-term nature of these receivables. The due from parent asset has no set maturity or stated interest and is owed to a related party (see note 2). Therefore, the fair value of this liability is not readily determinable.

(h) ***Subsequent Events***

Subsequent events have been evaluated through February 25, 2011, the date the financial statements were issued.

(2) Related Party Transactions

The Company operates under a management service agreement with FTI, which continues through December 1, 2011 and shall be automatically renewed for successive one-year terms until terminated by either party upon 30 days notice. Under the agreement, FTI provides all management and administrative services required by the Company. Management and administrative services consist principally of furnishing office space, equipment and supplies, assisting in ensuring the Company's compliance with reporting and other administrative matters imposed by statute, regulations, and associations, facilitating the processing of payroll, insurance, and employee benefit administration, providing legal, financial, marketing and sales support services, and other administrative services agreed to from time to time by both parties.

Professional services of the Company are provided by employees of FTI assigned to the Company. FTI charges the Company with the direct costs and related benefits of the employees assigned to the Company. During 2010, the Company was charged $11,819 for matching contributions to the FTI 401(k) plan made by FTI on behalf of the employees assigned to the Company, which is included in employee compensation and related benefits in the accompanying statement of operations.

(Continued)

FTI is responsible for the payment of all the Company's overhead and operating expenses, with the exception of expenditures for licenses or other fees payable to any governmental agency or industry regulatory group and costs associated with indebtedness of the Company. These operating expenses include salaries and expenses of employees of FTI assigned to the Company.

Certain expenses such as nonemployee labor costs, rent, utilities, and other overhead costs are allocated by FTI between its own activities and those of the Company. Allocated expenses of $2,286,608 are included in other expenses on the statement of operations.

As compensation for its provision of administrative services and funding of operating expenses, FTI invoices the Company an allocation of its incremental expenses each month. In the event that any expenses invoiced to the Company would cause member's equity to diminish below $15,000, the amount of expenses payable by the Company would be permanently reduced to allow the Company to maintain at least $15,000 of member's equity. Interest expense incurred by FTI for general corporate debt is not eligible to be charged to the Company. All funding provided by FTI and not reimbursed is accounted for as a contribution to member's equity. No contributions were provided for the year ended December 31, 2010. A reconciliation of total expenses to total expenses funded by FTI is as follows:

Total expenses	$	3,096,629
Less:		
Noncash expenses		935
Regulatory licenses and dues		23,135
Expenses funded by FTI	$	3,072,559

The due from parent asset is noninterest bearing and has no specified repayment terms.

(Continued)

(3) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2010, the Company had net capital of $2,968,277 which was $2,923,781 in excess of the required net capital of $44,496. Net capital is defined as net member's equity less nonallowable assets. Nonallowable assets are generally all assets that are not highly liquid.

SUPPLEMENTAL INFORMATION

FTI CAPITAL ADVISORS, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2010

Computation of net capital:	
Total members equity	$ 3,018,630
Deductions:	
Nonallowable assets:	
Accounts receivable, net	30,777
Prepaid expenses	8,333
Due from parent	10,371
Fixed assets, net	872
Total deductions	50,353
Net capital	2,968,277
Computation of alternative net capital requirement:	
Net capital requirement (minimum)	44,496
Excess net capital	$ 2,923,781

There were no differences between the above Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010 Part IIA FOCUS Filing.

See accompanying independent registered public accounting firm report.

FTI CAPITAL ADVISORS, LLC

Statement Regarding Rule 15c3-3

December 31, 2010

Exemptions to SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

SUPPLEMENTAL REPORT

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

Board of Directors and Member
FTI Capital Advisors, LLC:

In planning and performing our audit of the financial statements of FTI Capital Advisors, LLC (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention to those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Supplementary Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors and Member
FTI Capital Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by FTI Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FTI Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FTI Capital Advisors, LLC's management is responsible for the FTI Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working paper noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related general ledger detail schedules supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011

FTI Capital Advisors, LLC
Member FINRA/SIPC
1001 17th Street
Suite 1100
Denver, CO 80202
direct 303.689.8800
fax 303.689.8801
fticonsulting.com

February 25, 2011

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202

Ladies and Gentlemen:

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of operations, changes in member's equity, and cash flows for FTI Capital Advisors, LLC (the Company) as of December 31, 2010, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief as of February 25, 2011, the following representations made to you during your audit:

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We have made available to you:

   a. All financial records and related data.

   b. All minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no:

   a. Violations or possible violations of laws or regulations, whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 450, Contingencies.

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450, Contingencies.

d. Material transactions that have not been properly recorded in the accounting records underlying the financial statements.

e. Events that have occurred subsequent to the statement of financial condition date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

5. The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to this representation letter.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent, deter and detect fraud. We understand that the term "fraud" includes misstatements arising from fraudulent financial reporting and misstatements arising from misappropriation of assets.

7. We have no knowledge of any fraud or suspected fraud affecting the Company involving:

   a. Management

   b. Employees who have significant roles in internal control over financial reporting, or

   c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. We have no knowledge of any officer of the Company, or any other person acting under the direction thereof, having taken any action to fraudulently influence, coerce, manipulate or mislead you during your audit.

11. The following have been properly recorded or disclosed in the financial statements:

   a. Related party transactions including sales, purchases, loans, transfers, leasing arrangements, guarantees, ongoing contractual commitments and amounts receivable from or payable to related parties.

   b. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with FASB ASC 275, Risks and Uncertainties.

12. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged as collateral, except as disclosed in the financial statements.

13. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. In addition, the Company at December 31, 2010, had:

    a. Recorded all securities exchange memberships on the books.

    b. Properly recorded all participation in joint accounts carried by others.

    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

    e. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

16. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of the financial statements.

    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    c. It is at least reasonably possible that the events that could cause the severe impact will occur in the near-term.

17. There are no capital withdrawals anticipated within the next six months.

18. There are no material weaknesses or material inadequacies at December 31, 2010, or during the period January 1, 2011, to the February 25, 2011, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in:

    a. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule and the reserve required by (e) of 17 CRF 240.15c3-3(e).

19. Net capital computations, prepared by the Company during the period from January 1, 2010, through February 25, 2011, indicated that the Company was in compliance with the requirements of The Net Capital Rule (and applicable exchange requirements) at all times during the period.

20. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period from January 1, 2010 through February 25, 2011.

21. The Company has appropriately reconciled its books and records (for example, general ledger accounts) underlying the financial statements to their related supporting information (for example, sub-ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material un-reconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. All intercompany accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

22. There have been no material success fees recognized between year-end and the date of this letter that would require disclosure as a subsequent event.

23. We do not have a tax-sharing arrangement with our parent, FTI Consulting, Inc.

24. We have not paid any dividends to our parent for tax reimbursements.

25. We have no present intent to enter into a tax-sharing arrangement or distribute dividends to our parent for tax reimbursement.

Further, we confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America.

Very truly yours,

On behalf of FTI Capital Advisors, LLC:

Carlyn Taylor
Chief Executive Officer

Jeffrey C. Bogushefsky
Financial Operations Principal

FTI

On behalf of FTI Consulting, Inc.:

Catherine Freeman

Catherine Freeman
Senior Vice President
Controller and Chief Accounting Officer

FTI

FTI Capital Advisors, LLC
Member FINRA/SIPC
1001 17th Street
Suite 1100
Denver, CO 80202
direct 303.689.8800
fax 303.689.8801
fticonsulting.com

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202

February 25, 2011

Ladies and Gentlemen:

In connection with your engagement to apply agreed-upon procedures, which were agreed to by the management of FTI Capital Advisors, LLC (the Company), solely to assist us in evaluating the adequacy of the Company's SIPC general assessment reconciliation form, in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we confirm:

1. Our understanding that you were not engaged to, and did not perform an examination, the objective of which would be the expression of an opinion on the subject matter described above. Accordingly, you did not express such an opinion. Had additional procedures been performed, other matters might have come to your attention that would have been reported to us.

Further, we confirm that, to the best of our knowledge and belief, the following representations made to you during your agreed-upon procedures engagement:

2. We are responsible for the subject matter and, where applicable, the assertion.

3. We are responsible for the fair presentation of the subject matter prepared in conformity with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 as of December 31, 2010.

4. We are responsible for selecting the criteria and for determining that such criteria are appropriate for our purposes.

5. We have made available to you all related financial records and data.

6. We have advised you of all actions taken at meetings of stockholders, board of directors, and committees of the board of directors (or other similar bodies as applicable) that may affect the subject matter.

7. We have reviewed a draft of your report of findings dated February 25, 2011, and we are not aware of any significant errors or misstatements contained in that report, and the procedures referred to in the draft report are those we requested and were agreed to by the other specified parties.

8. We take responsibility for the sufficiency (nature, timing and extent) of the agreed-upon procedures for our purposes.

9. Your procedures were limited to those which we determined would best meet our informational needs and may not necessarily disclose all significant errors, irregularities, including fraud or defalcation, or illegal acts, that may exist.

10. Your report is intended solely for use by us and the other specified parties, and is not intended for use by those who have not agreed to the procedures and have not taken responsibility for the sufficiency of the procedures for their purposes.

11. We have responded fully to all inquiries made to us by you during your engagement.

12. We have communicated to you all known matters contradicting the subject matter or the assertion.

13. No procedures have been performed since the date of your report and you have no responsibility to update your procedures.

14. There have been no communications from regulatory agencies that would affect the subject matter or the assertion.

15. The Company has complied with all aspects of contractual agreements that would have a material effect on the subject matter or the assertion in the event of noncompliance.

16. There are no material transactions that have not been properly recorded as part of the subject matter or the assertion.

Very truly yours,

FTI Capital Advisors, LLC

Carlyn Taylor
Chief Executive Officer

Jeffrey C. Bogushefsky
Financial Operations Principal

On behalf of FTI Consulting, Inc.:

Catherine Freeman
Senior Vice President
Controller and Chief Accounting Officer

FTI

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FTI CAPITAL ADVISORS
1101 K STREET NW
WASHINGTON DC 20005
FINRA 8-65587

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JEFFREY C. BOGUSLEFSKY [202]312-9221

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
211

2. A. General Assessment (item 2e from page 2) $ 11,711
B. Less payment made with SIPC-6 filed (exclude interest) (6,565)
_______ Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment) 5,145
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) $
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,145
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FTI CAPITAL ADVISORS
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of January, 20 11.

FINANCIAL OPERATIONS PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1ST, 2010 and ending DEC 31ST, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,684,369
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 4,684,369
2e. General Assessment @ .0025	$ 11,711

(to page 1, line 2.A.)